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Exhibit 5.1

January 10, 2005

Iteris, Inc.
1515 South Manchester Avenue
Anaheim, California 92802

  Re:
  Iteris, Inc.—Registration Statement on Form S-3 for the Resale of
   an Aggregate of 10,591,498 Shares of common stock

Ladies and Gentlemen:

We have acted as counsel to Iteris, Inc., a Delaware corporation (the "Company"), in connection with the registration for resale of up to an aggregate of 10,591,498 shares of the Company's common stock: (i) 3,334,376 shares of common stock issued in July 2003 (the "2003 Shares"); (ii) 441,666 shares of common stock issuable upon the exercise of certain warrants dated July 2003 ("2003 Warrant Shares"); (iii) 50,000 shares of common stock issuable upon the exercise of certain warrants issued to Hayden Communications, Inc. (the "Hayden Shares"); (iv) 2,797,773 shares of common stock issuable upon the conversion of certain subordinated convertible debentures dated May 2004 in the aggregate principal amount of $10.1 million (the "Debenture Shares"); (v) 673,883 shares of common stock issuable upon the exercise of certain warrants dated May 2004 (the "2004 Warrant Shares"); (vi) 2,639,082 shares of common stock issued in June 2004 upon an exchange completed with certain stockholders of the Company's Iteris, Inc. subsidiary (the "Exchange Shares"); and (vii) 654,718 shares of common stock issuable upon the exercise of certain warrants assumed by the Company in connection with the October 2004 merger with the Iteris, Inc. subsidiary (the "Assumed Warrant Shares").

This opinion is being furnished in accordance with the requirements of Item 16 of Form S-3 and Item 601(b)(5)(i) of Regulation S-K.

We have reviewed the Company's charter documents and the corporate proceedings taken by the Company in connection with the issuance and sale of the securities described above. Based on such review, we are of the opinion that (a) the 2003 Shares and the Exchange Shares have been duly authorized and are legally issued and non-assessable, and to our knowledge, are fully paid; (b) if, as and when the 2003 Warrant Shares, the Hayden Shares, the 2004 Warrant Shares, and the Assumed Warrant Shares are issued and sold (and the exercise price and other consideration therefor has been received) pursuant to the provisions of the respective warrants and in accordance with the Registration Statement, such shares will be duly authorized, legally issued, fully paid and non-assessable; and (c) if, as and when the Debenture Shares are issued pursuant to the provisions of the respective debentures and in accordance with the Registration Statement, such Debenture Shares will be duly authorized, legally issued, non-assessable and, to our knowledge, fully paid.

We consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the prospectus which is part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the Securities and Exchange Commission promulgated thereunder or Item 509 of Regulation S-K.

This opinion letter is rendered as of the date first written above and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or the securities described above.

Very truly yours,

/s/  DORSEY & WHITNEY LLP

Dorsey & Whitney LLP

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  Exhibit 5.1